File No. 812-

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

TCG BDC, INC.

TCG BDC II, INC.

TCG BDC SPV LLC

CARLYLE GMS FINANCE MM CLO 2015-1 LLC

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

TCG SECURITIES, L.L.C.

APPLICATION FOR AN ORDER UNDER

SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications, notices and orders to:	Copies to:

Michael A. Hart	William G. Farrar
Chief Executive Officer	Sullivan & Cromwell LLP
TCG BDC, Inc.	125 Broad Street
520 Madison Avenue, 40th Floor	New York, NY 10004
New York, NY 10022	(212) 558-4000
(212) 813-4900	(212) 558-1600 (fax)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

TCG BDC, INC.

TCG BDC II, INC.

TCG BDC SPV LLC

CARLYLE GMS FINANCE

MM CLO 2015-1 LLC

CARLYLE GMS INVESTMENT

MANAGEMENT L.L.C.

520 Madison Avenue, 40th Floor

New York, NY 10022

and

TCG SECURITIES, L.L.C.

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, DC 20004

Application for an Order under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940

I.	INTRODUCTION

A.	Requested Relief:

TCG BDC, Inc. (f/k/a Carlyle GMS Finance, Inc.) (“BDC I”) and TCG BDC II, Inc. (“BDC II”) and their related entities identified in Section I.B below hereby request an order (the “Order”) pursuant to Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund (defined below) (or any Wholly-Owned Investment Sub (defined below) of such Regulated Fund), on the one hand, and one or more other Regulated Funds (or any Wholly-Owned Investment Sub of such Regulated Fund), one or more Affiliated Funds (defined below) and/or one or more Capital Markets Affiliates (defined below), on the other hand, to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth below in this Application (the “Conditions”).

The Order sought by this Application would supersede the order, dated November 22, 2016, issued by the Commission to BDC I and certain of its affiliates under Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1 (the “Prior Order”),3 with the result that no person will continue to rely on the Prior Order if the Order is granted.

B.	Applicants Seeking Relief:

•	BDC I, an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC (defined below) under the Act;

•	BDC II, an externally managed, non-diversified closed-end investment company that intends to elect to be regulated as a BDC (defined below) under the Act;

•	Carlyle GMS Investment Management L.L.C. (“CGMSIM”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to each of BDC I and BDC II;

•	TCG BDC SPV LLC (“BDC I Sub”) and Carlyle GMS Finance MM CLO 2015-1 LLC (“2015-1 Issuer”), each a wholly-owned subsidiary controlled by BDC I (the “Existing Wholly-Owned Investment Subs”); and

•	TCG Securities, L.L.C. (“TCG Securities”, together with BDC I and BDC II, CGMSIM and the Existing Wholly-Owned Investment Subs, the “Applicants”), a majority-owned broker-dealer subsidiary of The Carlyle Group L.P. (“Carlyle”).

[3]	NF Investment Corp., et al. (File No. 812-14472), Release No. IC-32362 (Nov. 22, 2016) (order), Release No. IC-32340 (Oct. 27, 2016) (notice).

C.	Defined Terms

“Adviser” means CGMSIM and the Future Advisers (defined below).

“Adviser to Affiliated Funds” means any Adviser that, in the future, serves as investment adviser or sub-adviser to one or more Affiliated Funds; provided that an Adviser to an Affiliate Fund serving as a sub-adviser to an Affiliate Fund is included in this term only if such Adviser controls the Affiliated Fund.

“Adviser to Regulated Funds” means CGMSIM and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.

“Affiliated Fund” means any entity (a) whose investment adviser or sub-adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act and (c) that is not a BDC Downstream Fund; provided that an entity sub-advised by an Adviser is included in this term only if such Adviser serving as sub-adviser controls the entity.

“BDC” means a business development company under the Act.4

“BDC Downstream Fund” means with respect to any Regulated Fund that is a BDC, an entity (a) that the BDC directly or indirectly controls, (b) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

“Board” means (a) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (b) with respect to a BDC Downstream Fund, the Independent Party (defined below) of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions

[4]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Capital Markets Affiliate” means TCG Securities and any future wholly- or majority-owned broker-dealer subsidiaries of Carlyle and any future wholly-owned subsidiaries of such broker-dealer subsidiaries (including TCG Securities) that intend to participate in the Co-Investment Transaction.

“Change of Control”, with respect to an issuer, means the occurrence of any of the following:

(a)	any transaction or series of related transactions resulting in the sale or issuance of securities or any rights to securities of the issuer representing in the aggregate more than fifty percent (50%) of the issuer’s issued and outstanding voting securities, on a fully diluted basis, or any transaction or series of related transactions resulting in the sale, transfer, assignment or other conveyance or disposition of any securities or any rights to securities of the issuer by any holder or holders thereof representing in the aggregate more than fifty percent (50%) of the issued and outstanding voting securities of the issuer, on a fully diluted basis;

(b)	a merger, consolidation, reorganization, recapitalization or share exchange (whether or not the issuer is the surviving and continuing entity) in which the stockholders or equityholders of the issuer immediately prior to such transaction receive, in exchange for securities of the issuer owned by them (whether alone or together with cash, property or other securities), cash, property or securities of the resulting or surviving entity and as a result thereof persons who were holders of voting securities of the issuer immediately prior to such transaction hold less than fifty percent (50%) of the issued and outstanding capital stock, calculated on a fully diluted basis, of the resulting or surviving entity entitled to vote in the election of directors, managers or similar governing body or otherwise; and

(c)	a sale, transfer or other disposition in a single transaction or series of related transactions of fifty percent (50%) or more of the assets of the issuer and its subsidiaries, on a consolidated basis, except to an affiliate of such issuer.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds, the Capital Markets Affiliates and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub) participated together with one or more Affiliated Funds, one or more Capital Markets Affiliates, and/or one or more other Regulated Funds (or its Wholly-Owned Investment Sub) in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (i) controls, is controlled by or is under common control with CGMSIM, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC and (b) whose investment adviser is an Adviser.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (a) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (b) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current filings with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and the Act, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds, one or more Capital Markets Affiliates, and/or one or more other Regulated Funds (or its Wholly-Owned Investment Sub) without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that:

(i)	were acquired prior to participating in any Co-Investment Transaction;

(ii)	were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and

(iii)	were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund;

provided that, if (A) prior to an acquisition of Pre-Boarding Investments by such Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that satisfies clauses (i) through (iii) in the preceding clause, such Regulated Fund acquired investments in the same issuer in one or more transactions in which (x) no other Regulated Funds or Affiliated Funds participated and (y) terms other than price were negotiated by or on behalf of such Regulated Fund, and (B) such Regulated Fund obtains the prior approval of the Required Majority of its participation in the transaction(s), then the investments acquired in such prior transaction(s) by the Regulated Fund shall be deemed to satisfy clause (ii) in the preceding clause.

“Regulated Funds” means BDC I, BDC II, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.5

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”).

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)	it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means any Existing Wholly-Owned Investment Subs or an entity (i) that is wholly-owned by one of BDC I, BDC II or a Future Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or

[5]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

more investments and issue debt on behalf or in lieu of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.

II.	APPLICANTS

A.	TCG BDC, Inc.

BDC I is a Maryland corporation incorporated on February 8, 2012, and structured as an externally managed, non-diversified closed-end investment company. On May 2, 2013, BDC I filed its election to be regulated as a BDC under the Act. As of March 31, 2017, BDC I had net assets of approximately $764,137,000.

On June 9, 2017, BDC I completed its previously announced acquisition of NF Investment Corp., a Maryland corporation that had elected to be regulated as a BDC under the Act and to which CGMSIM served as the investment adviser, with BDC I as the surviving entity in the acquisition.

On June 19, 2017, BDC I closed its initial public offering of 9,000,000 shares of common stock.

BDC I’s Objectives and Strategies are to generate current income and capital appreciation primarily through debt investments in U.S. middle market companies, which BDC I defines as companies with approximately $10 million to $100 million of EBITDA, which BDC I believes is a useful proxy for cash flow. BDC I seeks to achieve its investment objective primarily through direct originations of secured debt (which we refer to as “Middle Market Senior Loans”), including first lien senior secured loans (which may include stand-alone first lien loans, first lien/last out loans and “unitranche” loans) and second lien senior secured loans, with the balance of its assets invested in higher yielding investments (which may include unsecured debt, mezzanine debt and investments in equities). The Middle Market Senior Loans are generally made to private U.S. middle market companies that are, in many cases, controlled by private equity firms. Depending on market conditions, BDC I expects that between 70% and 80% of the value of its assets will be invested in Middle Market Senior Loans. BDC I expects that the composition of its portfolio will change over time given CGMSIM’s view on, among other things, the economic and credit environment (including with respect to interest rates) in which BDC I is operating.

BDC I has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and operates in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of BDC I (the “BDC I Board”) is comprised of five directors, three of whom are Independent Directors of BDC I.

Members of the BDC I Board

Michael A. Hart

Eliot P.S. Merrill

Nigel D.T. Andrews (Independent Director)

William P. Hendry (Independent Director)

John G. Nestor (Independent Director)

B.	TCG BDC II, Inc.

BDC II is a Maryland corporation incorporated on February 10, 2017. BDC II is structured as an externally managed, non-diversified closed-end investment company. BDC II intends to elect to be regulated as a BDC under the Act prior to conducting a private offering of its shares of common stock to investors in reliance on exemptions from the registration requirements of the Securities Act (a “BDC II Private Offering”). BDC II expects the initial capital drawdown from its investors in the BDC II Private Offering to be settled in the third quarter of 2017. BDC II has not commenced operations, and the timing for the commencement of its operations has not been determined.

BDC II’s Objectives and Strategies are to generate attractive risk adjusted returns and current income primarily by investing in senior secured term loans to U.S. middle market companies supported by private equity sponsors. In describing its business, BDC II generally uses the term “middle market” to refer to companies with approximately $10 million to $100 million of EBITDA, which BDC II believes is a useful proxy for cash flow. BDC II seeks to achieve its investment objective through direct originations of Middle Market Senior Loans, including first lien senior secured loans, “unitranche” loans and second lien senior secured loans, with the balance of its assets invested in higher yielding investments (which may include unsecured debt, mezzanine debt and investments in equities), although it may make investments in issuers with EBITDA outside of such range. BDC II intends to use leverage up to the maximum amount permitted by the Act (currently limited to a debt-to-equity ratio of 1:1) to enhance returns.

BDC II intends to elect to be treated as a RIC under Subchapter M of the Code, and intends to operate in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of BDC II (the “BDC II Board”) is comprised of five directors, three of whom are Independent Directors of BDC II.

Members of the BDC II Board

Michael A. Hart

Eliot P.S. Merrill

Nigel D.T. Andrews (Independent Director)

William P. Hendry (Independent Director)

John G. Nestor (Independent Director)

C.	TCG BDC SPV LLC

BDC I Sub is a Wholly-Owned Investment Sub of BDC I formed specifically for the purpose of procuring financing or otherwise holding investments. Pursuant to the documents governing BDC I Sub, CGMSIM, as investment adviser to BDC I, oversees the management of the assets of BDC I Sub.

D.	Carlyle GMS Finance MM CLO 2015-1 LLC

The 2015-1 Issuer is a Wholly-Owned Investment Sub of BDC I formed specifically for the purpose of procuring financing or otherwise holding investments. On June 26, 2015, BDC I completed a $400 million term debt securitization (the “2015-1 Debt Securitization”). The notes offered in the 2015-1 Debt Securitization (the “2015-1 Notes”) were issued by the 2015-1 Issuer, a wholly-owned and consolidated subsidiary of BDC I, and are secured by a diversified portfolio consisting primarily of first and second lien senior secured loans. The 2015-1 Notes were issued at par and are scheduled to mature on July 15, 2027. BDC I received 100% of the preferred interests (the “Preferred Interests”) issued by the 2015-1 Issuer on the closing date of the 2015-1 Debt Securitization in exchange for BDC I’s contribution to the 2015-1 Issuer of the initial closing date loan portfolio. BDC I consolidates its financial results with those of the 2015-1 Issuer for financial reporting purposes and measures its compliance with the leverage test applicable to BDCs under the Act on a consolidated basis. CGMSIM serves as collateral manager to the 2015-1 Issuer and has waived its fee therefor (with no right of recoupment) for so long as BDC I retains all of the Preferred Interests of the 2015-1 Issuer, which represent all of the equity interests of the 2015-1 Issuer.

E.	Carlyle GMS Investment Management L.L.C.

CGMSIM, an investment adviser registered with the Commission under the Advisers Act, serves as investment adviser to each of BDC I and BDC II and is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring BDC I’s and BDC II’s investments and monitoring BDC I’s and BDC II’s investments and portfolio companies on an ongoing basis. CGMSIM is a corporation formed and existing under the laws of the State of Delaware. CGMSIM is a wholly-owned subsidiary of Carlyle. The CGMSIM Investment Committee includes Michael A. Hart, Chairman of the CGMSIM Investment Committee, Managing Director of Carlyle, Head of Carlyle Private Credit and Chief Executive Officer of BDC I and BDC II; Mark Jenkins, Managing Director of Carlyle and Head of Carlyle Global Credit; Jeffrey S. Levin, Managing Director of Carlyle and President of BDC I and BDC II; Thomas M. Hennigan, Managing Director of Carlyle, Chief Risk Officer of Carlyle Private Credit, BDC I and BDC II and Head of Underwriting and Portfolio Management of BDC I; Grishma Parekh, Managing Director of Carlyle and Head of Origination of BDC I and BDC II and Carlyle Private Credit; Linda Pace, Managing Director of Carlyle and Head of Carlyle Loans and Structured Credit; and Erica Frontiero, Managing Director of Carlyle and Head of Capital Markets of Carlyle Private Credit.

“CGMSIM Investment Committee” refers to the investment committee at CGMSIM that is responsible for reviewing and approving investments for BDC I and BDC II. The members of the CGMSIM Investment Committee are employees of The Carlyle Group Employee Co., L.L.C. (“Carlyle Employee Co.”) and are made available to CGMSIM by agreement, as described in more detail below. The members of the CGMSIM Investment Committee are providing investment advice to BDC I and BDC II only through CGMSIM and not through Carlyle Employee Co. and, as such, are subject to CGMSIM’s supervision and control, and code of ethics, as well as CGMSIM’s written policies and procedures adopted and implemented in accordance with Rule 206(4)-(7) under the Advisers Act. CGMSIM has developed a robust allocation process as part of its overall compliance policies and procedures. CGMSIM would present the Potential Co-Investment Transaction and the proposed allocation to the CGMSIM Investment Committee for its approval. If the CGMSIM Investment Committee approved the investment for BDC I or BDC II, as applicable, the investment and all relevant allocation information would then be presented to the BDC I Board or the BDC II Board, as applicable, for its approval in accordance with the Conditions of this Application. Other Advisers will implement similarly robust allocation procedures that will ensure that all Potential Co-Investment Transactions that any other Adviser considers for an Affiliated Fund will also be presented to each Adviser to a Regulated Fund in compliance with Condition 1. Any other Adviser to a Regulated Fund will be registered as an investment adviser under the Advisers Act.

CGMSIM has entered into a personnel agreement with Carlyle Employee Co. pursuant to which Carlyle Employee Co. provides CGMSIM with access to the investment professionals responsible for sourcing and managing the Middle Market Senior Loans portfolios of BDC I and BDC II, as well as the higher-yielding investments of BDC I and BDC II (which may include unsecured debt, mezzanine debt and investments in equities). For the services provided by CGMSIM, each of BDC I, BDC II and BDC II pays a base management fee and an incentive based fee to CGMSIM pursuant to an advisory agreement with CGMSIM.

F.	TCG Securities, L.L.C.

TCG Securities, a limited liability company formed under the laws of the State of Delaware, is a wholly-owned subsidiary of Carlyle through which Carlyle conducts U.S.-based marketing and fundraising activities. TCG Securities acts as a private placement agent with respect to the offer and sale of interests in privately offered funds, as well as interests in special purpose vehicles, specifically debt and equity tranches of collateralized loan obligations for which TCG Securities’ affiliates serve as collateral managers.

TCG Securities is registered as a limited purpose broker-dealer with the Commission and is a member of the Financial Industry Regulatory Authority (“FINRA”). It is also registered as a broker-dealer in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Virgin Islands. Additionally, TCG Securities operates under the international broker/dealer exemption in the Canadian provinces of Alberta, British Columbia, Ontario and Quebec. In the first half of 2015, after consulting with FINRA, TCG Securities concluded that it has the ability to form a future wholly-owned subsidiary to facilitate loan origination and syndication activities, which subsidiary may, from time to time, hold various financial assets in a principal capacity for a limited period of time as such wholly-owned subsidiary seeks to sell such assets to other parties.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds, one or more Affiliated Funds and/or one or more Capital Markets Affiliates to enter into Co-Investment Transactions with each other.

The Regulated Funds, the Affiliated Funds and Capital Markets Affiliates seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds, Affiliated Funds and Capital Markets Affiliates to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds, the Affiliated Funds and the Capital Markets Affiliates to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to precedent, the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Also similar to precedent, the Applicants seek the ability to make Follow-On Investments and to dispose of investments in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” as discussed below, the Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section III.A.1 below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections III.A.3 and III.A.4 below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.	Overview

Applicants include CGMSIM, the clients of which currently include three BDCs, and Future Advisers. CGMSIM manages, and each Future Adviser will manage, the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the BDC and the registered investment companies, the Act.

CGMSIM is, and Future Advisers will be, presented with many investment opportunities each year on behalf of their clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. If a Regulated Fund and one or more Affiliated Funds are invested in an issuer, such funds may not participate in a follow-on investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate with each other, and the Regulated Funds often must forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C below.

CGMSIM has established, and Future Advisers will establish, rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

a.	Identification and Consideration of Investment Opportunities

CGMSIM is, and Future Advisers will be, organized and managed such that the individual portfolio managers, as well as the teams and committees of portfolio managers, analysts and senior management (“Investment Teams” and “Investment Committees”),6 responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser or a Capital Markets Affiliate become aware of investment opportunities that may be appropriate for one or more Regulated Funds, one or more Affiliated Funds and one or more Capital Markets Affiliates. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients or as any Capital Markets Affiliates considering the opportunity for themselves. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, Investment Teams and/or Investment Committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).7 In addition, the policies and procedures

[6]	Investment Teams and Investment Committees responsible for an area of investment may include portfolio managers, analysts and senior management from one or more of the Advisers.
[7]

Representatives from each Adviser to a Regulated Fund are members of each Investment Team or Investment Committee, or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee. The Investment Teams and Investment Committees will keep minutes of their meetings, and such minutes will include reference to the specific investment opportunities considered at the meeting.

will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable Investment Team or Investment Committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

The Applicants acknowledge that the Capital Markets Affiliates are not funds advised by Advisers. The Applicants do not believe that the participation of the Capital Markets Affiliates in Co-Investment Transactions would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Funds. With respect to Potential Co-Investment Transactions within a Regulated Fund’s Objectives and Strategies and Board-Established Criteria that are considered by a Capital Markets Affiliate, the Capital Markets Affiliate will refer to the Advisers of the Regulated Funds such Potential Co-Investment Transactions to ensure that Condition 1(a) will be satisfied.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures will be structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Affiliated Funds.

b.	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with any applicable Investment Team or Investment Committee, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team or Investment Committee may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

As each of BDC I and BDC II has substantially similar investment objectives and investment policies with regard to Middle Market Senior Loans, it is anticipated that any Middle Market Senior Loans to a portfolio company that are an appropriate investment for one will be an appropriate investment for the other, with certain exceptions based on Board-Established Criteria, capital available for investment, diversification or other investment limitations. As a result, Co-Investment Transactions in Middle Market Senior Loans that meet the eligibility criteria of both of BDC I and BDC II would be the norm, rather than the exception. While co-investment would be the norm, each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the Required Majority as discussed below.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to the internal pre-trade compliance system, which is reviewed by the Chief Risk Officer of each of BDC I and BDC II. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers’ written allocation policies and procedures, by a credit opportunity allocation committee to be established by the Advisers on which senior management and at least one legal/ compliance person participate.8 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal

[8]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

Orders.9 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

In addition, upon issuance of the requested Order, if the aggregate Internal Orders for a Potential Co-Investment Transaction are less than the amount of the investment opportunity, a Capital Markets Affiliate will then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity. If the aggregate Internal Orders for a Potential Co-Investment Transaction are equal to or more than the amount of the investment opportunity, a Capital Markets Affiliate will not participate in the investment opportunity. A Capital Markets Affiliate intends to privately place such an investment opportunity to one or more unaffiliated third parties before investing in the investment opportunity presented by a Potential Co-Investment Transaction in a principal capacity. A Capital Markets Affiliate will not participate in a Co-Investment Transaction with the intention of retaining the securities acquired in any such transaction; instead, a Capital Markets Affiliate will acquire such securities with the intention of disposing such securities as promptly as practicable (e.g., subject to market conditions), consistent with the relief sought by this Application. CGMSIM’s allocation procedures will provide, and Future Advisers’ allocation procedures will provide, that, subject to the other Conditions set forth in the Order, the Advisers will offer investment opportunities to the Capital Markets Affiliates only if the aggregate Internal Orders for a Potential Co-Investment Transaction are less than the total investment opportunity presented by such Potential Co-Investment Transaction.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The allocation process is monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

[9]

The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

c.	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds, one or more Affiliated Funds and/or one or more Capital Markets Affiliates only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund’s respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for a Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time, the Regulated Funds, Affiliates Funds and Capital Markets Affiliates may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds, one or more Affiliated Funds and/or one or more Capital Markets Affiliates previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds, Affiliated Funds and Capital Markets Affiliates and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds (and potentially Capital Markets Affiliates) holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds (and potentially Capital Markets Affiliates) have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

a.	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Regulated Fund, each Affiliated Fund and each Capital Markets Affiliate is proportionate to its outstanding investments in the issuer or security, as appropriate,10 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

[10]	See note 28, below.

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds, one or more Capital Markets Affiliates and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

b.	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds, Affiliated Funds and Capital Markets Affiliates may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds, Affiliated Funds and Capital Markets Affiliates and in accordance with procedures set forth in the proposed Conditions to the Order, as discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds (and potentially Capital Markets Affiliates) holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.3.b. above and governed by Condition 7.

a.	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Regulated Fund, each Affiliated Fund and each Capital Markets Affiliate is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;11 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;12 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds, Affiliated Funds and Capital Markets Affiliates is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

[11]	See note 26, below.
[12]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

b.	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.13 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

BDC I, BDC II, or a Future Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund or Capital Markets Affiliate because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and issuing debt on behalf or in lieu of the Regulated Fund (and, in the case of an SBIC Subsidiary, maintaining a license under the SBA Act and issue debentures guaranteed by the SBA) and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated

[13]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

6.	Stand-Alone Negotiated Investments Prior to Pre-Boarding Investments

From time to time, a Regulated Fund may acquire investments in an issuer in a transaction in which no other Regulated Funds or Affiliated Funds participated and in which terms other than price were negotiated by or on behalf of such Regulated Fund. After such a transaction, the Regulated Fund may acquire Pre-Boarding Investments that satisfy clauses (i) through (iii) of the definition of “Pre-Boarding Investments” with one or more Affiliated Funds and/or one or more other Regulated Funds in the same issuer. Applicants request that the stand-alone negotiated investments by the Regulated Fund prior to the Pre-Boarding Investments be deemed “Pre-Boarding Investments” notwithstanding the requirement in clause (ii) of the definition of “Pre-Boarding Investments,” provided that the Regulated Fund obtains the prior approval of the Required Majority of its participation in such prior stand-alone negotiated investments.

Applicants believe that the risk that other Regulated Funds would be disadvantaged is mitigated by the requirement that only one Regulated Fund participated in the prior transaction in which terms other than price were negotiated, that the Regulated Fund obtains the prior approval of the Required Majority of its participation in such transaction, and that subsequent to the initial investment by the Regulated Fund in which terms other than price were negotiated, another Regulated Fund made an independent investment in the same issuer in a transaction in which the only term negotiated was price.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[14] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds, on the one hand, and other Regulated Funds, Affiliated Funds and Capital Markets Affiliates, on the other hand, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds, Capital Markets Affiliates and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.15

[14]	Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.
[15]	See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”). Depending on the nature of an Adviser’s sub-advisory role with an Affiliated Fund, it could be deemed to control such Affiliated Fund, which would necessitate the requested relief.

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.16 The Court of Appeals for the Second Circuit has

[16]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”17 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”18

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds, Capital Markets Affiliates and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

CGMSIM controls BDC I and BDC II, and any other Advisers will be controlling, controlled by or under common control with CGMSIM. Thus, the Advisers and the entities that they advise may be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act), and thus also subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

Finally, TCG Securities and any other Capital Markets Affiliate, as wholly- or majority-owned subsidiaries of Carlyle, will be controlling, controlled by or under common control with CGMSIM. Thus, the Capital Markets Affiliates may be deemed to

[17]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[18]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

be a person related to a Regulated Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.19 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders cited.

Applicants note, in particular, that the co-investment protocol other than that with respect to capital markets participants to be followed by the Applicants is substantially similar to the protocol followed by Apollo Investment Corporation and its affiliates, for which an order was issued on March 29, 2016 (the “Apollo Order”). Due to the size and complexity of Applicants’ operations and the operations of Carlyle and its affiliates, Applicants believe that its Prior Order would not provide sufficient flexibility for the Regulated Funds to participate in attractive and appropriate investment opportunities that would be beneficial to their security holders. Thus, for example, consistent with the Apollo Order, Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on the Applicants. In addition, also consistent with the Apollo Order, Applicants seek to obtain exemptive relief to permit co-investments by BDC Downstream Funds that are not wholly-owned subsidiaries of the Regulated Funds, subject to appropriate safeguards built into proposed Conditions, and to permit Applicants to participate in Enhanced Review Follow-Ons or Enhanced Review Dispositions.

[19]

See, e.g., NF Investment Corp., et al. (File No. 812-14472), Release No. IC-32362 (Nov. 22, 2016) (order), Release No. IC-32340 (Oct. 27, 2016) (notice); Ares Capital Corporation, et al. (File No. 812-13603), Release No. IC-32399 (January 18, 2017) (order), Release No. IC-32399 (Dec. 21, 2016) (notice); Apollo Investment Corporation, et al. (File No. 812-13754), Release No. IC-32057 (Mar. 29, 2016) (order), Release No. IC-32019 (Mar. 2, 2016) (notice); Harvest Capital Credit Corporation, et al. (File No. 812-14365), Release No. IC- 31930 (December 10, 2015) (order), Release No. IC-31860 (October 5, 2015) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); Corporate Capital Trust, Inc., et al., Release No. IC-32683 (June 19, 2017) (order), Release No. IC-32642 (May 22, 2017) (notice).

Applicants also note that the co-investment protocol with respect to capital markets participants to be followed by the Applicants is substantially similar to the protocol followed by Corporate Capital Trust, Inc. and its affiliates, for which an order was issued on June 19, 2017, by Harvest Capital Credit Corporation and its affiliates, for which an order was issued on December 10, 2015, and by BDC I and certain of their affiliates, for which an order was issued on November 22, 2016.20 In addition, the definitions of Affiliated Fund, which includes an Affiliated Fund sub-advised by an Adviser provided that such Adviser controls such Affiliated Fund, is substantially similar to the definition of “Closed-End Fund” used in the application submitted by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012.21

While Applicants have sought to conform substantial portions of this Application and the Conditions herein to recent precedent, most of the recent orders involving joint transactions have involved a small number of BDCs or regulated funds that already exist and are in the same stage of the lifecycle of a fund at the time the orders were granted. As discussed above, Applicants include BDC I, a Regulated Fund that has been making investments since its inception in May 2013, both in stand-alone transactions and in joint transactions with certain of its affiliates, including NFIC prior to the completion of the NFIC Acquisition, subject to compliance with applicable law and regulations, existing regulatory guidance, and CGMSIM’s allocation policies and procedures, including in reliance on the Prior Order. Applicants also include BDC II, a Regulated Fund that is in the process of raising capital and neither has commenced operations yet. Due to the expansion of Carlyle’s middle market lending platform, Applicants believe that an order based on existing precedents would not provide sufficient flexibility for the Regulated Funds, particularly Regulated Funds that are formed later, such as BDC II, to participate in attractive and appropriate investment opportunities that would be beneficial to their security holders. Thus, the Applicants propose certain modifications to the definition of “Pre-Boarding Investments” as discussed in Section III.A.6. Without such modifications to existing precedent, if a portion of a Regulated Fund’s investments in an issuer were acquired in a transaction in which terms other than price were negotiated, none of the Regulated Fund’s investments in that issuer would be deemed Pre-Boarding Investments and none of the investments in that issuer held by the Regulated Fund or other Regulated Funds or Affiliated Funds would qualify for the onboarding process. Although departing from existing precedent, Applicants believe that the risk that other Regulated Funds would be disadvantaged is mitigated by the requirement that that only one Regulated Fund participated in the prior transaction in which terms other than price were negotiated, that the Regulated Fund obtains the prior approval of the Required Majority of its

[20]	See note 19, supra.
[21]	See Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice).

participation in such transaction, and that subsequent to the initial investment by the Regulated Fund in which terms other than price were negotiated, another Regulated Fund made an independent investment in the same issuer in a transaction in which the only term negotiated was price.

In addition, Applicants seek to extend existing precedents to obtain exemptive relief to modify a footnote that qualifies the clause providing for an exception to Condition 4 so as to permit a Regulated Fund to participate in Follow-On Investments in an issuer in which one or more other Regulated Fund(s) already hold investments acquired in a Co-Investment Transaction but such Regulated Fund itself does not. Without this modification, Regulated Funds that are formed later, such as BDC II, would not be able to participate in Follow-On Investments in any issuer in which only Regulated Funds formed earlier, such as BDC I, hold investments solely because at the time such investments were made, the Regulated Funds formed later did not exist. Although departing from existing precedent, Applicants believe that the risk that the Regulated Funds that were formed later would be disadvantaged is mitigated by the additional requirements that (A) all other Regulated Funds that already hold investments in the issuer participate in the Follow-On Investments, unless such Regulated Fund obtains the prior approval of its Required Majority of a plan for it to cease new investments; and (B) if an Affiliated Fund already holds investments in the issuer, that Affiliated Fund’s then current exposure to the issuer, as measured by the value of the Affiliated Fund’s existing investment in the issuer, does not decrease after the Follow-On Investment.

Finally, from time to time, an issuer in which one or more Regulated Funds or Affiliates Funds hold investments may undergo a Change of Control, and in connection therewith, there may be a mandatory refinancing of the issuer’s existing debt. One or more Regulated Funds and/or Affiliated Funds, which may or may not hold any investments in such issuer prior to the Change of Control, including Regulated Funds that were formed after the investments in the issuer’s existing debt were made, may intend to participate in the refinancing. Applicants seek to extend existing precedents to obtain exemptive relief to add an exception to Condition 4 so as to permit a Regulated Fund to co-invest with one or more Affiliated Funds and/or other Regulated Funds in reliance on the Order in an issuer after it has undergone a Change of Control notwithstanding the fact that a Related Party has an investment in the issuer prior to such a Change of Control. Although departing from existing precedent, Applicants believe that the risk that the Regulated Funds would be disadvantaged is mitigated by the requirements that any investment opportunity that becomes available to a Regulated Fund solely as a result of this exception to Condition 4 will be considered a Potential Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. Each of the BDC I Board and the BDC II Board, including the Independent Directors of such Regulated Funds, has determined that it is in the best interests of BDC I and BDC II, respectively, to participate in Co-Investment Transactions with certain affiliates of BDC I and BDC II, respectively, including the co-investment affiliates named in the Prior Order and affiliates that are wholly- or majority-owned subsidiaries of Carlyle, such as the Capital Markets Affiliates, because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.22 Each of the BDC I Board and the BDC II

[22]	It is anticipated that the Board of each other Regulated Fund will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested Order.

Board, including the Independent Directors of such Regulated Funds, also has determined that it is in the best interests of the Regulated Fund and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Regulated Fund, CGMSIM and counsel to use all appropriate efforts to accomplish such goal.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) no Capital Markets Affiliate will be permitted to invest in a Potential Co-Investment Transaction except to the extent the aggregate Internal Orders for a Potential Co-Investment Transaction are less than the total investment opportunity presented by such Potential Co-Investment Transaction; (ii) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (iii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iv) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

Additional duties imposed by the Conditions on the Advisers include maintaining written policies and procedures reasonably designed to ensure compliance with the Conditions. CGMSIM’s allocation procedures will provide that, subject to the other

Conditions set forth in the Order, CGMSIM will offer investment opportunities to the Capital Markets Affiliates only if the aggregate Internal Orders for a Potential Co-Investment Transaction are less than the total investment opportunity presented by such Potential Co-Investment Transaction.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c) After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund, each participating Affiliated Fund and each participating Capital Markets Affiliate) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds, Affiliated Fund or Capital Markets Affiliates only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s), Affiliated Fund(s) or Capital Markets Affiliate(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other

Regulated Fund(s), Affiliated Fund(s) or Capital Markets Affiliate(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitments of the Affiliated Funds and Regulated Funds are made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds and Capital Markets Affiliates (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect23 financial benefit to the Advisers, any other Regulated Funds, the Affiliated Funds, the Capital Markets Affiliates or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.	Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[24] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.[25]

5.	Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund, Affiliated Fund and Capital Markets Affiliate and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right

[23]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.
[24]	This exception applies only to Follow-On Investments by a Regulated Fund (i) in issuers in which that Regulated Fund already holds investments; or (ii) in issuers in which that Regulated Fund does not already hold investments if and only if: (A) all other Regulated Funds that already hold investments in the issuer participate in the Follow-On Investments, unless such Regulated Fund obtains the prior approval of its Required Majority of a plan for it to cease new investments; and (B) if an Affiliated Fund already holds investments in the issuer, that Affiliated Fund’s then current exposure to the issuer, as measured by the value of the Affiliated Fund’s existing investment in the issuer, does not decrease after the Follow-On Investment.
[25]

For purposes of this Condition 4, a Regulated Fund will not be deemed to be investing in an issuer in which a Related Party has an investment if such investment is made by the Regulated Fund in connection with a Change of Control of such issuer and the Related Party’s investment in such issuer was made prior to such Change of Control, provided that any investment opportunity that becomes available to a Regulated Fund solely as a result of this exception to Condition 4 will be considered a Potential Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a) General. If any Regulated Fund, Affiliated Fund or Capital Markets Affiliate elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds, Affiliated Funds and Capital Markets Affiliates have previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Fund, or such Capital Markets Affiliate, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds, Capital Markets Affiliates and any other Regulated Funds.

(c) No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)    (A) the participation of each Regulated Fund, Affiliated Fund and Capital Markets Affiliate in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;26 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

[26]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s, Affiliated Fund’s and Capital Markets Affiliates’ outstanding investment in the security in question immediately preceding the Disposition.

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds, Affiliated Funds and Capital Markets Affiliates is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv).

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Funds;

(ii) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial27 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

[27]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

8.	Standard Review Follow-Ons.

(a) General. If any Regulated Fund, Affiliated Fund or Capital Markets Affiliate desires to make a Follow-On Investment in an issuer and the Regulated Funds, Affiliated Funds and Capital Markets Affiliates holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund, or such Capital Markets Affiliate, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)    (A) the proposed participation of each Regulated Fund, each Affiliated Fund and each Capital Markets Affiliate in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,28 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to

[28]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds, Affiliated Funds and Capital Markets Affiliates, proportionality will be measured by each participating Regulated Fund’s, Affiliated Fund’s and Capital Markets Affiliate’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds, Affiliated Funds or Capital Markets Affiliates, proportionality will be measured by each participating Regulated Fund’s, Affiliated Fund’s and Capital Markets Affiliate’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’, the Affiliated Funds’ and the Capital Markets Affiliates’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	Enhanced Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c) Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval.

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds or Capital Markets Affiliates during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or Capital Markets Affiliate or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds, Affiliated Funds or Capital Markets Affiliates that the Regulated Fund considered but declined to participate in, so that the Independent

Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d) The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.    Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.    Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund or Capital Markets Affiliate.

13.    Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds and Capital Markets Affiliates in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.    Transaction Fees.29 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the Capital Markets Affiliates, the other Regulated Funds or any affiliated person of the Affiliated Funds, the Capital Markets Affiliates or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds, the Affiliated Funds and the Capital Markets Affiliates, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.    Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

16.    Capital Markets Affiliates. The Capital Markets Affiliates will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the aggregate Internal Orders for a Potential Co-Investment Transaction, as described in Section III.A.1.b above, are less than the total investment opportunity.

VI.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

TCG BDC, Inc.

TCG BDC II, Inc.

TCG BDC SPV LLC

Carlyle GMS Finance MM CLO 2015-1 LLC

[29]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Carlyle GMS Investment Management L.L.C.

520 Madison Avenue, 40th Floor

New York, NY 10022

and

TCG Securities, L.L.C.

1001 Pennsylvania Avenue, NW, Suite 220 South

Washington, DC 20004

Applicants further state that all written or oral communications concerning this Application should be directed to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(212) 558-1600 (fax)

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of BDC I, BDC II, BDC I Sub, 2015-1 Issuer, CGMSIM or TCG Securities says that he or she has duly executed the Application for and on behalf of BDC I, BDC II, BDC I Sub, 2015-1 Issuer, CGMSIM or TCG Securities; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1 granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors. Applicants further request that the requested Order supersede and replace the Prior Order, with the result that no person will continue to rely on the Prior Order if the Order is granted.

Dated: July 10, 2017

TCG BDC, INC.
TCG BDC II, INC.
TCG BDC SPV LLC

By:	/s/	Michael A. Hart

	Name:	Michael A. Hart
	Title:	Chief Executive Officer

CARLYLE GMS FINANCE MM CLO 2015-1 LLC

By:	/s/	Michael A. Hart

	Name:	Michael A. Hart
	Title:	Authorized Signatory

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

By:	/s/	Michael A. Hart

	Name:	Michael A. Hart
	Title:	Authorized Officer

TCG SECURITIES, L.L.C.

By:	Carlyle Investment Management L.L.C., its managing member

By:	/s/	Catherine Ziobro

	Name:	Catherine Ziobro
	Title:	Chief Compliance Officer

Exhibit A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the Investment Company Act of 1940 for an Order of the Commission

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated July 10, 2017, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

TCG BDC, INC.
TCG BDC II, INC.
TCG BDC SPV LLC

By:	/s/	Michael A. Hart

	Name:	Michael A. Hart
	Title:	Chief Executive Officer

CARLYLE GMS FINANCE MM CLO 2015-1 LLC

By:	/s/	Michael A. Hart

	Name:	Michael A. Hart
	Title:	Authorized Signatory

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

By:	/s/	Michael A. Hart

	Name:	Michael A. Hart
	Title:	Authorized Officer

TCG SECURITIES, L.L.C.

By:	Carlyle Investment Management L.L.C., its managing member

By:	/s/	Catherine Ziobro

	Name:	Catherine Ziobro
	Title:	Chief Compliance Officer

EXHIBIT B

Authorization for

TCG BDC, Inc.

TCG BDC II, Inc.

The undersigned hereby certifies that he is the Chief Executive Officer of each of TCG BDC, Inc. and TCG BDC II, Inc. (each, an “Applicant”); that with respect to the attached Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended, all actions necessary to authorize the execution and filing of the Application under the respective certificate of incorporation and by-laws of the Applicant have been taken and the person filing the Application on behalf of each Applicant is fully authorized to do so; and that the board of directors of each of TCG BDC, Inc. and TCG BDC II, Inc. has duly adopted the following resolutions, in the case of TCG BDC, Inc., at a meeting duly called and held on March 20, 2017, and in the case of TCG BDC II, Inc., at a meeting duly called and held on April 12, 2017, at each of which a quorum was present and acting throughout:

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (each, an “Authorized Officer” and, collectively, “Authorized Officers”) of each Company be, and each of them hereby is, authorized to prepare, or to cause to be prepared, executed and filed with the Securities and Exchange Commission (the “SEC”) an application or applications and any exhibits and amendments thereto (the “New Application”) for each Company and other investment companies pursuant to Section 6(c) of the Investment Company Act of 1940 (together with the rules and regulations promulgated thereunder, the “1940 Act”) or pursuant to Rule 17d-1 under the 1940 Act for SEC exemptive relief; and it is

FURTHER RESOLVED, that the Authorized Officers of each Company be, and each of them hereby is, authorized to take such other action, and to make such representations on behalf of each Company, in any matters related to the New Application or any amendment thereof as they or any of them may approve as necessary or desirable; and it is

FURTHER RESOLVED, that the Authorized Officers of each Company be, and each of them acting singly hereby is, authorized to execute and cause to be filed the New Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the Authorized Officer’s execution thereof to be conclusive evidence of such approval; and it is

FURTHER RESOLVED, that the Authorized Officers of each Company be, and each of them hereby is, authorized and directed, in the name and on behalf of each Company, to execute and deliver all such certificates, instruments, and other documents, and to take or cause to be taken any and all such further actions, in each case as any such Authorized Officer may determine to be necessary, advisable or desirable to carry out fully the purpose and intent of the foregoing resolutions, including, without limitation, the incurrence and payment of fees and expenses; and it is

FURTHER RESOLVED, that any and all actions previously taken by each Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, and approved in all respects as and for the acts and deeds of each Company.

TCG BDC, INC.
TCG BDC II, INC.

By:	/s/	Michael A. Hart

	Name:	Michael A. Hart
	Title:	Chief Executive Officer